Exhibit 99.1

AGREEMENT

This agreement ("Agreement") is entered into this 11 day of November, 2013 (the "Effective Date"), by and between Meetrix Communications, Inc. ("Assignor"), a corporation with an address at c/o AVG Ventures 500 Ygnacio Valley road, Suite 360 Walnut Creek, CA 94596, and CTI PATENT ACQUISITION CORPORATION ("CTIPAC"), a Delaware corporation, having a principal place of business at 900 Walt Whitman Road, Melville NY 11747 (Assignor and CTIPAC may hereafter be referred to as a "Party" and collectively as the "Parties").

 BACKGROUND

WHEREAS, Assignor is the sole and exclusive owner of the U.S. Patent Nos. 7,444,425; 8,477,778; 7,664,056; and 8,339,997 and all any corresponding patent applications, continuations, continuations in part, divisions, extensions, renewals, reissues and re-examinations thereof, all of which are set forth more fully on Exhibit A attached hereto and are collectively referred to as the "Patents";

 WHEREAS, Assignor desires to sell to CTIPAC all of Assignor's right, title and interest in and to the Patents and CTIPAC, in turn, desires to acquire all right, title and interest in and to the Patents;

 NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, Assignor and CTIPAC agree as follows:

1. ASSIGNMENT AND DUE DILLIGENCE

1.1       Assignment. Assignor assigns, conveys, transfers and sells to CTIPAC, or CTIPAC's designated Affiliate (as defined below) if CTIPAC transfers or assigns its interest in this Agreement per Section 8.1 below, the entire right, title, and interest in and to the Patents, including without limitation, all rights of Assignor to sue for past, present and future infringement of the Patents, including the right to collect and receive any damages, royalties, or settlements for such past, present and future infringements, all rights to seek and obtain injunctive or other equitable relief, and any and all causes of action relating to any of the inventions or discoveries described in the Patents, and all goodwill in connection with the foregoing. Assignor shall execute and deliver to CTIPAC (or CTIPAC's designated Affiliate) a separate Assignment, which is attached hereto as Exhibit E, and such other documents as CTIPAC (or CTIPAC's designated Affiliate) shall reasonably require in order to comply with and effectuate the terms set forth in this Agreement. The term "Affiliate" shall mean (i) with respect to any entity other than CTIPAC, any entity that, directly or indirectly, controls, is controlled by or is under common control with such entity; and (ii) with respect to CTIPAC, any entity that, directly or indirectly is controlled by CTIPAC.

1.2        Due Diligence. Assignor acknowledges and agrees that CTIPAC has undertaken and performed due diligence on the Patents prior to the Effective Date.

1.3       Assignor and Inventor Cooperation Transfer of Materials. Assignor agrees to cooperate with CTIPAC, and shall provide reasonable efforts to request, at CTIPAC 's expense, each of the named inventors on the Patents (the "Inventors") to cooperate and to promptly provide to CTIPAC all information in Assignor's and such Inventors' possession or control regarding the Patents, in each case which information or documents are not subject to attorney-client privilege (or similar privilege) and that are not subject to confidentiality obligations to a third party. Within 48 hours following the Effective Date, Assignor shall make available to CTIPAC copies (in either paper or electronic form) of all known non-public files, information and documents relating to the Patents within Assignor's possession which Assignor has not already made available, including without limitation, the complete file histories for the Patents, any known documents within Assignor's possession pertaining to: the infringement or validity of the Patents, any analyses pertaining to the number and identity of potential infringers of the Patents, and the size of the potential infringing market, potential infringement damages (all of the foregoing collectively the "Required Documents").

1.4   Maintenance and Prosecution of the Patents. CTIPAC agrees that it shall, for the Term of this Agreement:

1.4.1     keep the Patents in full force and effect, and shall continue prosecuting any pending applications in good faith, and file continuing applications claiming priority to the Patents, as necessary, to maintain at least one patent application pending for the Term as defined in Section 7.1;

1.4.2     pay all maintenance and prosecution fees that become due with respect to the Patents;

1.4.3     not engage in any conduct, or omit to perform any necessary act, including, without limitation, failure to submit all material prior art known to CTIPAC, the result of which may invalidate the Patents or preclude the enforceability of the Patents; and

1.4.4     provide notice to Assignor that it no longer desires to prosecute the Patents while the Patents are in full force and effect, and if so, at Assignors election, CTIPAC shall transfer the right, title and interest in and to the Patents be transferred to Assignor.

2 LICENSE BACK

2.1       Limited License. CTIPAC (or CTIPAC's designated Affiliate) grants to Assignor an irrevocable, worldwide fully paid up limited license to practice the methods which may be covered by one or more claims of the Patents, and to produce and license software which may be covered by one or more claims of the Patents or which satisfy a substantive element of any claim of the Patents, to licensees approved and agreed to by CTIPAC, which approval may be reasonably granted in CTIPAC's sole and absolute discretion. The License granted herein is expressly limited to the stated terms and no further license rights are granted by implication or otherwise. Under no circumstances is Assignor authorized to: (i) grant bare licenses to the Patents to any third party; (ii) grant a license to any software or other product, which may be covered by one or more claims of the Patents, and that has not been created and licensed by Assignor; (iii) sublicense or transfer Assignor's license rights to any third party or other entity; or (iv) knowingly engage in any activity that may interfere with or may negatively impact CTIPAC's licensing and enforcement of the Patents, unless such activity is ordered by, in response to direction from, or in conjunction with, a court of law.

3 CONSIDERATION

3.1       Restricted Stock. Within thirty (30) days of the Effective Date, CTIPAC shall cause its parent company, CopyTele, Inc. ("CopyTele") to issue One Million (1,000,000) shares of CopyTele's common stock (the "Restricted Stock") to Assignor. Assignor is acquiring the Restricted Stock for its own account, for investment purposes only and not with a view to the distribution of such Restricted Stock. Assignor understands that the Restricted Stock will not have been registered under the Securities Act of 1933 ("Securities Act"), as amended, and cannot be sold unless subsequently registered under the Securities Act, or an exemption from such registration is available. CTIPAC shall cause CopyTele to include the Restricted Stock for registration when CopyTele files its next S-1 or S-3 registration statement.

3.2       Continuing Royalty. CTIPAC shall pay Assignor a continuing royalty equal to the percentages of the Net Proceeds (the "Continuing Royalty"), as set forth in Section 3.6 below. For purposes of calculating the Continuing Royalty, the following terms shall have the following meanings:

3.2.1     "Net Proceeds" shall mean Total Recoveries less the CTIPAC Costs.

3.2.2     "Total Recoveries" shall mean all consideration actually received by CTIPAC from the licensing and enforcement of the Patents from companies targeted by CTIPAC, including all proceeds and recoveries from any lawsuits, settlements, covenants not to sue or licenses involving at least one claim of the Patents.

3.2.2.1 Any non-monetary consideration received by CTIPAC as part of the Total Recoveries shall be valued at its fair market value, and the Parties will make all reasonable efforts to determine the appropriate methodology for determining such fair market value.

3.2.2.2 In the event that CTIPAC receives consideration for any patent, in combination with consideration for the Patents, the Parties will first negotiate in good faith to determine a value that will serve as the Total Recoveries ("Attributed Value") for the purposes of calculating Net Proceeds. The Attributed Value shall be based on the relative values of the Patents, and any other patents for which CTIPAC receives such combined consideration. If the Parties are unable to agree as to the Attributed Value under this Section 3.2.2.2, each party will nominate one independent third party who is qualified in the assessment of patent valuation (the "Appraisers") for the purpose of assessing the relative values of the Patents and such other patents, and the Attributed Value. The Appraiser nominated by each respective Party shall make an assessment of the Attributed Value and submit such assessment to the other Party, and the Parties will then negotiate in good faith in an effort to agree on an appropriate and reasonable Attributed Value. If the Parties cannot agree on an Attributed Value, the respective Appraisers shall jointly nominate a third independent, third party appraiser to determine the Attributed Value. Notwithstanding the above, the Attributed Value will in no event be less than fifty percent (50%) of the combined consideration received by CTIPAC.

3.2.3    "Assignor Costs" shall mean all costs and expenses incurred by Assignor and/or inventors in cooperating with CTIPAC and responding to any request from CTIPAC in connection with prosecuting, licensing, enforcing or defending the Patents, including without limitation (A) reasonable fees and costs for all time and support requested by CTIPAC in connection with preparing for and/or participating in any action, a re-examination or reissue proceeding, prosecuting or processing any U.S. or foreign application including any continuing application or continuation in part application or any other amounts that Assignor or inventors pay in connection with the licensing and enforcement of the Patents; (B) travel and lodging expenses; (C) any other costs incurred by Assignor for support of any request from CTIPAC, (all of the foregoing collectively, the "Assignor Costs").

3.2.4     "CTIPAC Costs" shall mean all commercially reasonable costs and expenses incurred in connection with prosecuting, licensing, enforcing or defending the Patents, including without limitation (A) attorneys' and paralegal fees (whether on an hourly or contingent basis and whether for general or local counsel), costs and disbursements; (B) the fees and costs of consultants, experts or technical advisors (other than principals of CTIPAC or its affiliates); (C) travel and lodging expenses; (D) duplicating, stenographer, postage, courier and similar expenses; (E) any filing fees and other patent office fees or costs paid by CTIPAC; (F) court costs; (G) legal and other costs paid by CTIPAC related to any re-examination or reissue proceeding; (H) legal and other costs incurred in defending any action or counterclaim in respect of the Patents and (I) legal and other costs in prosecuting or processing any U.S. or foreign application paid by CTIPAC, including without limitation, any continuing application or continuation in part application; (J) sanctions, opposing counsel fees, or any other amounts that CTIPAC is required to pay in connection with the licensing and enforcement of the Patents provided that in the event of CTIPAC's gross negligence, reckless or intentional conduct ,such amounts deducted pursuant to this subsection "J" shall be limited to Five Thousand Dollars ($5,000) for all licensing and enforcement of the Patents during the Term; (K) the Assignor Costs; (L) any consulting fees associated with hiring of lnventors ( all of the foregoing collectively, the "CTIPAC Costs"). In no event will CITIPAC Costs include any costs or expenses incurred by CTIPAC as part of the ordinary course of business that are not incurred specifically for purposes of prosecuting, licensing, enforcing or defending the Patents.

3.3       Continuing Royalty Calculation. Total Recoveries shall be applied in the following order of priority: first to CTIPAC in an amount equal to all then outstanding CTIPAC Costs, then to CTIPAC and Assignor in proportion to the respective shares of the Net Proceeds set forth in Section 3.6 below. Notwithstanding the foregoing, as Total Recoveries are received, a portion of each recovery (not to exceed 5% of Net Proceeds of any single recovery) may be reserved by CTIPAC and placed in a reserve account to be used for future CTIPAC Costs, until such time as the balance in the reserve account is and is replenished to be One Million Dollars ($1,000,000). Upon the first of either the conclusion of CTIPAC's licensing and enforcement efforts and the payment of all CTIPAC Costs or after having Total Recoveries exceeding Ten Million Dollars ($10,000,000), CTIPAC will promptly terminate the reserve account, distribute any remaining balance of the reserve account in the manner set forth in Section 3.8 below, and no longer reserve any part of the Net Proceeds for a reserve account.

3.4       Purchase Amount and Due Date. On the fourth anniversary of the Effective Date (the "Purchase Due Date"), CTIPAC (or CTIPAC's designated Affiliate) shall pay Assignor, either in cash or in Stock of CopyTele the sum of Five Million Dollars ($5,000,000) (the "Purchase Amount"), less (i) the aggregate amount of any Net Proceeds that have been paid by CTIPAC (or CTIPAC's designated Affiliate) to Assignor and (ii) the value of the Restricted Shares at the time of the Effective Date, which value shall be based upon the volume weighted average of the closing prices of the Stock for the thirty (30) day period prior to the Effective Date (the difference between the Purchase Amount and the aggregate of the amount of any Net Proceeds paid to Assignor and the value of the Restricted Shares, shall hereafter referred to as the "Purchase Amount Deficit"). Notwithstanding the foregoing, in the event that one or more patent infringement lawsuits regarding any of the Patents have been or are stayed because of any re exam or similar proceeding in the United States Patent and Trademark Office ("USPTO"), the Purchase Due Date shall be extended by the number of days of any such stay or stays (a "Reexam Extension") but in no circumstances will the Purchase Due Date be extended under this Section to be later than seventy-two (72) months from the Effective Date. In the event that CTIP AC elects to pay the Purchase Amount Deficit in Stock of Copytele, such stock shall be registered and immediately saleable by Assignor at the time of such payment and the value given to such stock shall be Ninety percent (90%) of the weighted average closing prices for the stock for the prior thirty (30) day period.

3.5       Prepayment of the Purchase Amount. At any time prior to the Purchase Due Date, upon ninety (90) days written notice by CTIPAC to Assignor, CTIPAC (or CTIPAC's designated Affiliate) may elect to pre-pay the Purchase Amount Deficit, either in cash or Stock of Copytele, or a combination of cash and stock.

3.6       Division of Net Proceeds. Net Proceeds shall be shared equally between CTIPAC and Assignor.Notwithstanding the foregoing,in the event that CTIPAC elects toprepay the Purchase Deficit Amount (i)within twenty-one(21) months from the Effective Date (or such longer period if extended due to any Reexam Extension) and (ii) such prepayment is made at a time when the Purchase Amount Deficit plus the value of the Restricted Stock on the Effective Date equals or exceeds. Three Million Dollars ($3,000,000), the division of Net Proceeds thereafter shall be Eighty Percent (80%) to CTIPAC and Twenty Percent (20%) to Assignor for the next Eight Million Dollars ($8,000,000) of Net Proceeds distributed after the date of such prepayment. After the distribution of such Eight Million Dollars ($8,000,000) of Net Proceeds, any future Net Proceeds shall be shared equally between CTIP AC and Assignor.

3.7        Taxes. All Taxes (as defined below) shall be the financial responsibility of the Party obligated to pay such Taxes as determined by the applicable law and neither Party is or shall be liable at any time for any of the other Party's Taxes incurred in connection with or related to amounts paid under this Agreement. The term "Taxes" shall mean any federal, state, local, municipal, foreign, or other governmental taxes, duties, levies, fees, excises or tariffs, arising as a result of or in connection with any amounts paid under this Agreement, including without limitation, any import, value added or consumption tax. If Taxes are required to be withheld on any amounts otherwise to be paid by one Party to the other, the paying Party shall deduct and set off such Taxes from the amount otherwise due and owed to the receiving Party and pay them to the appropriate taxing authority.

3.8       Continuing Royalty Payments. The Continuing Royalties payable to Assignor shall be due within thirty (30) days after the end of each calendar quarter in which there are Net Proceeds. CTIPAC will provide Assignor with a report of Total Recoveries and CTIPAC Costs in connection with the Patents for each such quarter. Assignor shall have the right to audit such reports in accordance with Section 5.2 below.

3.9        Payment of the Assignor Costs. CTIPAC shall reimburse Assignor for any of the Assignor Costs paid by Assignor within 60 days of such costs being identified to CTIPAC.

4 REPRESENTATIONS AND WARRANTIES

4.1        Assignor represents and warrants to CTIPAC that, as of the date hereof:

4.1.1     Assignor is the sole owner of the Patents and has all right, title, claims, interest and privileges arising from such ownership, free and clear of any liens, security interests, encumbrances, rights or restrictions of any kind or nature;

4.1.2     The identity of all inventors of the inventions described in the Patents has been fully disclosed to the USPTO as required by U.S. law;

4.1.3     The Patents and the inventions described in the Patents are (i) not the product or subject of any joint development activity or agreement with any third party; (ii) not the subject of any consortia agreement or cross-license; and (iii) have not been financed in whole or in part by any third party;

4.1.4     The Patents remain in full force and effect as of the Effective Date;

4.1.5     The Patents have not been assigned, licensed, cross-licensed, granted covenants not to sue, transferred or otherwise conveyed to any other person or entity any;

4.1.6     Exhibit A includes all patents, patent applications, foreign counterparts, and all continuations, continuations in part, divisions, extensions, renewals, reissues and re-examinations, which are in the same patent family as the Patent;

4.1.7     All maintenance and prosecution fees that have become due with respect to the Patents have been paid in full at the appropriate small or large entity fee rate, or will be paid in full within three (3) days following the Effective Date.

4.1.8     None of the Patents have been subject to any action or proceeding concerning the Patents' validity, enforceability, inventorship, or ownership;

4.1.9     Assignor has complied with its duty to disclose all known references to the USPTO that may constitute prior art to one or more of the Patents;

4.1.10   Neither Assignor nor the Inventors have any knowledge of any facts that could give rise to a claim that the Patents are invalid or unenforceable, and neither Assignor nor the Inventors have engaged in any conduct, or omitted to perform any necessary act, including without limitation that submission of all prior art known to Assignor or the Inventors, the result of which may invalidate the Patents or preclude the enforceability of the Patents;

4.1.11   Assignor has all requisite legal authority to enter into this Agreement, to consummate the transactions contemplated hereby, and to carry out and perform its obligations under the terms of this Agreement; and

4.1.12   The execution, delivery, performance of and compliance with this Agreement has not resulted and will not result in any violation of, or conflict with, or constitute a default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any agreement to which Assignor is a party.

4.2       CTIPAC represents and warrants to Assignor that, as of the date hereof:

4.2.1     CTIPAC is a corporation duly organized and in good standing under the laws of Delaware;

4.2.2     CTIPAC has authority to enter into this Agreement and implement its terms; and

4.2.3     the person executing this Agreement on behalf of CTIPAC is duly authorized to do so.

5 RECORDS AND FEES

5.1        Record Keeping and Audit. CTIPAC shall keep complete and proper records of the Total Recoveries and CTIPAC Costs. Assignor shall have the right, during reasonable business hours and no more than once per calendar year, to have the correctness of any report by CTIPAC audited, at Assignor's expense, by an independent public accountant chosen by Assignor, who may examine CTIPAC's records pertinent to this Agreement. Assignor and its representatives shall hold in confidence any such information and shall not use the information for any purposes other than verifying CTIPAC's reporting in connection with this Agreement. CTIPAC will pay or reimburse the costs of the audit should the audit reveal underpayment by more than 5% in any given audit period or if any CTIPAC Cost is determined to be commercially unreasonable.

5.2        Maintenance Fees. For so long as this Agreement is in effect, CTIPAC shall pay all maintenance fees with respect to the Patents on or before their due dates, at the appropriate small or large entity rate. In the event CTIPAC fails to make any maintenance fee payment when due, Assignor may make such payment as its sole remedy hereunder, and any such payment shall be reimbursed by CTIPAC as part of the distribution of Net Proceeds.

5.3        Document Retention. Assignor acknowledges that the Patents will likely be subject to litigation. Upon and after the Effective Date and for five (5) years thereafter, Assignor shall not, and Assignor shall provide reasonable efforts to request that the Inventors to not destroy (a) any documents that constitute, refer to, summarize, or describe the Patents in Assignor's or Inventors' possession or control as of the Effective Date; and (b) any documents that constitute, refer to, summarize, or describe the Patents coming into Assignors or Inventors' possession or control after the Effective Date, including those related to enforcement of the Patents.

6 ENFORCEMENT OF PATENT RIGHTS

6.1        Assertion Activities. Subject to the terms of this Agreement, CTIPAC will use its good faith reasonable efforts to pursue licensing and enforcement of the Patents against target companies selected by CTIPAC.

6.2       Initiation of Lawsuits. CTIPAC may, in its sole judgment, decide to institute enforcement actions against certain or all of the companies that CTIPAC believes are infringing the Patents. CTIPAC shall have the exclusive right to bring lawsuits to enforce the Patents. Assignor shall join as a plaintiff at CTIPAC’s request in the event CTIPAC’s counsel determines that Assignor is a necessary party to the action.  Assignor hereby grants CTIPAC a power of attorney allowing CTIPAC to add Assignor as a party to any such action and bring an action in Assignor’s name.  In the event that Assignor joins in any suit, either before or after it is initiated, Assignor shall have the right to be represented  by  counsel  of  its  choice,  provided  that  if  Assignor  chooses  to  have representation  separate from CTIPAC,  Assignor shall be responsible for paying all its own  fees  and  costs  related  to  such   representation  and  CTIPAC   shall  be  solely responsible for the fees and costs incurred by its own counsel.  In the event Assignor joins  as  a  plaintiff  at  CTIPAC's request  or  CTIPAC  brings  an  action  in  Assignor's name,  or Assignor  is named  as a party  by another  party to such  action,  CTIPAC  shall defend and indemnify  Assignor  against  all liabilities,  costs and expenses  related to such action,   except   that,  as  provided   above,   Assignor   shall  be  responsible  for  its  own counsel's fees  and  costs  if  it elects  to  retain  separate  counsel.    The  Parties  agree  to cooperate   with  each  other  in  connection  with  any  lawsuits   brought   to  enforce  the Patents.

6.3       Licenses  and Settlements. CTIPAC  reserves  the sole right to select  counsel,  direct any  litigation, and  to  negotiate  and  determine  the  terms  of  any  settlement,  license, covenant  not to sue, sale or other disposition of the Patents.

6.4       Assignor  and Inventor Cooperation. Assignor shall provide  reasonable efforts to cause  the Inventors  to assist CTIPAC  in identifying  potential  infringers  of the Patents, and in responding to non-infringement and invalidity  contentions, whether  in litigation or otherwise, and in the preparation  of additional  claims for the Patents.  Assignor  shall be available  and shall provide  reasonable  efforts  to cause the Inventors  to be available from  time  to time to consult  with  CTIPAC  or its attorneys  on matters  relating  to the Patents.   In the event that the testimony  of any employee,  director, officer,  consultant or agent  of Assignor  is taken  in any  action  relating  to the Patents,  CTIPAC's attorneys will  represent  such  party  without  additional  charge,  and Assignor  shall  cooperate  and shall provide  reasonable  efforts to request that the Inventors  to cooperate with CTIPAC and  its  attorneys   in  preparing   for  such  testimony.   Assignor   will  grant  access  to CTIPAC and  allow  CTIPAC  to  make  copies  of  all files  in  Assignors  possession  or control  relating  to the Patents, including without limitation access to such documents  as may be necessary  to conduct enforcement and licensing efforts.

7  TERM

7.1       Agreement Term. This  term  ("Term") of this  Agreement  shall  commence on the Effective Date and shall end upon the earlier of (i) the last to expire of the Patents; and (ii) the conclusion of all activities  in connection  with the licensing  and enforcement  of the Patents,  but in no case will the Term  of the Agreement  end prior to the Purchase Due Date.

7.2       Purchase  Amount Deficit Termination.

7.2.1     To the extent that either (i)  Assignor  materially breaches  any of  the representations and warranties  set forth in Section  4.1 above, and such breach or  breaches  are  not  fully  cured  within  thirty  (30)  days  of  written  notice  by CTIPAC to Assignor  of such  breach  or breaches;  or  (ii)  the  primary  claims from  the Patents  being asserted  by CTIPAC  in any  lawsuit  are deemed  to be invalid  or unenforceable as a result of fraud on the USPTO  by Assignor  and/or any of the Inventors  such that the lawsuit cannot proceed, , any unpaid amount of the Purchase  Amount Deficit  will be reduced  to reflect  the then current fair market  value of the Patents, if any, less the value of the Restricted  Stock on the Effective  Date and any amounts  previously  paid by CTIPAC  to Assignor. The Parties shall work together to reasonably determine an amount to reduce any unpaid Purchase Amount Deficit. CTIPAC shall use commercially reasonable efforts in defending any challenge to the enforceability of the Patents. Notwithstanding  the  foregoing, the  occurrence  of  any  event  identified  in Section  7.2.1 (i) or (ii) will have  no effect on any amount  of the Purchase Amount Deficit paid to Assignor, or any payments made to Assignor, prior to the occurrence of such events.

7.2.2     To the extent that claims from the Patents being asserted by CTIPAC in any lawsuit  are  adversely  altered  or  affected  by,  or  do  not  survive  any  re examination  proceeding  before the USPTO and CTIPAC's  litigation counsel and the Parties reasonably determine that (i) such lawsuit cannot reasonably proceed  on  the  basis  of  the  adversely  altered  or  affected  claims  from  the Patents, and (ii) no further lawsuits or assertions are possible based solely on the adversely altered or affected claims from the Patents, any unpaid amounts of the Purchase Amount Deficit will be reduced to reflect the then current fair market value of the Patents, if any, less the value of the Restricted Stock on the Effective Date and any amounts previously paid by CTIPAC to Assignor.  The Parties shall reasonably determine an amount to reduce any unpaid Purchase Amount Deficit.  Notwithstanding the foregoing, such a reduction in the unpaid Purchase Amount Deficit will have no effect on any amount of the Purchase Amount Deficit paid to Assignor, or any payments made to Assignor, prior to such events occurring.

7.2.3     If  the  Parties  are  unable  to  agree  as  to  the amount  to  reduce  the  unpaid Purchase  Amount Deficit under Section 7.2.1 above or Section  7.2.2 above, each party will nominate Appraiser for determining the amount to reduce the unpaid Purchase Amount Deficit. The Appraiser nominated by each respective Party shall make an assessment of the amount to be reduced and submit such assessment to the other party, and the parties shall then negotiate in good faith to agree to the amount to reduce the unpaid Purchase Amount Deficit.  If the parties  cannot  agree  to the amount  to reduce the unpaid  Purchase Amount Deficit, the Appraisers shall jointly nominate a third independent Appraiser to determine the amount to reduce the unpaid Purchase Amount Deficit.

7. 3      Continuing Royalty Obligations. Notwithstanding  Section 7.1 and  Section 7.2 above, CTIPAC's  obligations to pay Assignor the Continuing Royalty shall continue (i)  beyond  the  Term  to  the  extent  that  any  Net  Proceeds  are  received  after  the expiration of the Term, and (ii) after any Purchase Amount termination, provided that any Net Proceeds are received after such termination.

7.4       Termination of Agreement.   In the event that CTIPAC or its attorneys are found to have  committed  inequitable  conduct,  by  any  judicial agency  or  the  United  States Patent and Trademark Office, that may have any adverse impact on the prosecution, enforcement or licensing of the Patents, Assignor may elect to have all right, title and interest  in  and  to  the  Patents  be  transferred  to  Assignor  and  to  Terminate  the Agreement, and to have any undistributed Net Proceeds distributed in accordance with the Agreement.

8   ASSIGNMENT

8.1       This Agreement shall inure to the benefit of, and be binding upon the respective successors, heirs, beneficiaries and personal representatives of Assignor and CTIPAC. Notwithstanding the foregoing, this Agreement is personal  and  non-assignable, except that it may  be assigned  by CTIPAC  to an affiliate  of CTIPAC, provided such affiliate agrees  in writing to be bound by all the terms and conditions of this Agreement including  the obligation to make payments hereunder.

9    GOVERNING LAW AND CONSENT TO JURISDICTION

9.1       This  Agreement shall be governed by and construed under applicable federal law and the laws of the State of California, excluding any conflict of law provisions. CTIPAC and Assignor each irrevocably consent to the exclusive jurisdiction of any California state or federal court, over any suit, action or proceeding arising out of or relating  to this Agreement. CTIPAC and Assignor hereby waive personal service of any summons, complaint, or other process  in any action in any California state or federal court, and agree that all service  thereof  may be made by (a) certified or registered mail, return receipt  requested, to the other Party's address  identified in the opening paragraph  of this Agreement; or (b) by such other method authorized by the California Long Arm Statute.

 9.2      Neither CTIPAC nor Assignor shall be liable for any consequence or damage arising out of or resulting from the manufacture, use or sale of products under the Patent. In no event shall any Party be entitled to special, indirect, consequential damages, including lost profits, or punitive damages for breach of this Agreement.

10  CONFIDENTIALITY AND PRIVILEGE

10.1      All information provided pursuant to this Agreement, including without limitation, the terms of this Agreement, shall be regarded as confidential information ("Confidential Information"). The Parties  agree  that, other than as required  by law, they  shall  not disclose  any Confidential Information and shall use the Confidential Information only for the purposes set fort  herein. Assignor acknowledges  that CTIPAC's parent company, CopyTele, Inc. ("COPY"), is a publicly  traded company, and that COPY may be required to publicly disclose the signing of this Agreement  at the  end of the  Due Diligence Period, as well as certain  terms  of the Agreement. Confidential Information shall not include  information that: (a) was already  known, otherwise than under an agreement of secrecy  or non-use,  at the time of its disclosure;  (b) has  passed  into the public domain  prior to or after its disclosure, otherwise  than through  any act or omission attributable to  principals, officers, employees, consultants or agents of  the disclosing party; or (c) was subsequently disclosed, otherwise than under an agreement of secrecy or non-use,  by a third party that had not acquired  the information under an obligation  of confidentiality.

10.2     The Parties agree that they may disclose Confidential Information in furtherance of their common legal interest in exploring business opportunities involving the Patent, including litigation involving the Patent.  Such Confidential Information may be subject to the attorney-client privilege, work product doctrine or other applicable privilege. The Parties understand and agree that it is their desire, intention and mutual understanding that the sharing  of such  Confidential  Information  is not  intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable  privilege. All Confidential Information provided by a Party that is entitled to protection  under the attorney-client  privilege, work product doctrine or other applicable  privilege  shall  remain  entitled  to such protection under these  privileges, this Agreement,  and under the joint defense doctrine.

11  MUTUAL INDEMNITY

11.1     Each Party shall indemnify and hold harmless the other Party and its affiliates, principals, employees, officers, directors, consultants, stockholders, representatives and agents, successors  and assigns (an "Indemnified  Party") from  and against  all claims, disputes, debts, controversies, obligations, judgments, demands, liens, causes of action, liability, loss, damages, costs and expenses (including reasonable attorneys' fees and expenses of litigation) (collectively, "Claims") which an Indemnified Party may incur, suffer or be required to pay resulting from or arising in connection with any Claims arising out of or relating to any breach of this Agreement, including without limitation the breach of any representations and warranties set forth in this Agreement.

12  MISCELLANEOUS

12.1      All notices or communications which either Party may desire, or be required, to give or make to the other shall be in writing, shall be communicated  either via email, with a copy sent via regular mail, or via overnight carrier, and shall be deemed to have been duly given or made when received, at the addresses and to the persons set forth below:

If to CTIPAC:

CopyTele, Inc.

900 Walt Whitman Rd.

Melville, NY 11747

Attn: Robert Berman, CEO

rberman@CTIpatents.com

If to Assignor:

Meetrix Communications, Inc.

c/o AVG Ventures

500 Ygnacio Valley Road

Walnut Creek, CA 94596

jamesfbrown@sbcglobal.net

12.2    The failure to act upon any default hereunder shall not be deemed to constitute a waiver of such default.

12.3      This Agreement constitutes the entire understanding of the Parties with respect to its subject matter and may not be modified or amended, except in writing by the Parties.

12.4      If for any reason  in any jurisdiction  in which any provision  of this Agreement  is sought to be enforced, any one or more of the provisions of this Agreement shall be held invalid, illegal or unenforceable in any respect, such holding shall not affect any other provision  of this Agreement  and this Agreement shall  be construed as if such invalid, illegal or unenforceable provision had never been contained therein.

12.5      This  Agreement  may be  executed  in  several counterparts,  each  of  which  shall constitute an original, but all of which together shall constitute one and the same instrument. A faxed  copy  of a signature page  shall be  considered  an original for purposes of this Agreement.

12.6      The headings contained in this Agreement have been inserted for convenient reference only  and  shall  not  modify, define, expand  or  limit  any of  the  provisions  of  this Agreement.

IN  WITNESS WHEREOF, the  Parties  have executed  this Agreement  on  the  date first  written above.

Meetrix Communications, Inc.	CTIPATENT ACQUISITION
CORPORATION

By:/s/ James Brown	By:/s/ Robert A. Berman
Printed Name: James Brown	Printed Name:Robert A. Berman
Title:Chairman	Title:President and CEO
Date:11/11/13	Date:11/11/13

 Exhibit A

U.S. Patent Ser.No.7,444,425

U.S. Patent Ser.No.8,477,778

U.S. Patent Ser.No.7,664,056

U.S. Patent Ser.No.8,339,997

U.S. Patent Application No.13/674,227(pending)

U.S.Patent Application No.13/674,233(pending)